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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A. Publicly Held Company CNPJ/MF No. 07.689.002/0001-89 NIRE 35.300.325.761 MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON OCTOBER 30, 2026 Date, Time and Place: On October 30, 2026, at 10:00 am, (“Company” or “Embraer”), exclusively by digital means, through the Microsoft Teams electronic platform, pursuant to CVM Resolution No. 81/2022 (“RCVM 81”). Previous Publications: Call notice published in the editions of September 30, and October 1st and 2nd 2026, in the newspaper “O Vale” (pages 3, 3 and 3, respectively) and “Valor Econômico” (pages B8, A15 and C5, respectively), with the publication of the full notice on the pages of the aforementioned newspapers on the internet. Composition of the Presiding Table: The Chairman of the Company’s Board of Directors, Raul Calfat, in accordance with Section 23 of the Bylaws, assumed the chairmanship of the Shareholders’ Meeting, having invited the Chief Compliance and Governance Officer, Fabiana Klajner Leschziner, to act as secretary of the meeting and, to compose the presiding table, the Chief Executive Officer, Francisco Gomes Neto, and the Executive Vice President for Finance and Investor Relations, Felipe Santana Santiago de Lima. Attendance: Shareholders representing 68.91% of the Company’s capital stock were present, as evidenced (i) by the attendances registered by means of the electronic platform made available by the Company, pursuant to RCVM 81, and (ii) by the valid distance voting ballots received directly by the Company and through service providers capable of providing voting instruction collection and transmission services, in accordance with Comissão de Valores Mobiliários (“CVM”) regulations. The Coordinator of the Audit, Risk and Ethics Committee, Dan Ioschpe, the Chair of the Fiscal Council, Carla Alessandra Trematore, and Franciane Heloisa Moraes, as representative of Forvis Mazars Auditores Independentes – Sociedade Simples, were also present. Initial Clarifications: The Chairman reminded those present that the counting of votes will be carried out in accordance with the Bylaws. Agenda: To resolve on: Page | 1 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 (i) To approve the “Protocol and Justification for the Merger of Embraer GPX Ltda. into Embraer S.A.” entered into between the managements of the Company and of Embraer GPX Ltda. (“GPX”) (“Protocol and Justification”), ratifying its execution by the Company’s management; (ii) To ratify the appointment and engagement of Forvis Mazars Auditores Independentes - Sociedade Simples, with headquarters in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Conj. 54, 5th floor, CEP 13024-001, enrolled with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Board of the State of São Paulo under No. CRC 2SP023701/O-8 (“Appraisal Firm”), as the specialized firm responsible for preparing the appraisal report of the book value of GPX’s net equity, pursuant to Articles 226 and 227 of Law No. 6,404/76, as of the reference date of June 30, 2026 (“Appraisal Report”); (iii) To approve the Appraisal Report; (iv) To approve the merger of GPX into the Company, under the terms and conditions set forth in the Protocol and Justification (“Merger”), effective as of October 31, 2026; and To authorize the Company’s Executive Board to take all measures necessary to (v) implement the resolutions to be approved at the Meeting in connection with the Merger, including, but not limited to, performing all acts necessary for the implementation of the Merger, as well as ratifying all acts already performed. Reading of Documents, Receipt of Votes, Drawing up and Publication of the Minutes: By proposal of the Presiding Table, (i) the reading of the Call Notice and the Management Manual and Proposal was waived, since they are fully known to the shareholders, as well as the reading of the consolidated voting map of the remote votes, adjusted in accordance with the voting limitation rules pursuant to the Company’s Bylaws, with the said map was released by the Company; and (ii) it is hereby recorded that the minutes of this Shareholders’ Meeting will be drawn up in summary form, in accordance with the provisions of paragraph 1 of section 130 of Law No. 6,404/76 (“Brazilian Corporate Law”). Additionally, the publication of the minutes ofwhich this Shareholders’ Meeting refers, with the omission of the signatures of the attending shareholders, was approved, in accordance with the provisions of paragraph 2 of section 130 of the Brazilian Corporate Law. The aforementioned proposal was unanimously approved. Resolutions: After analyzing and discussing the matters included in the Agenda, the Shareholders resolved: Page | 2 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 1. To approve the Protocol and Justification, a copy of which is attached as Exhibit I to these minutes, ratifying its execution by the Company’s management. This proposal received 63,725,118.77 approvals, 155,943.20 abstentions and 4,210.03 rejections. 2. To ratify the appointment and engagement of the Appraisal Firm, as the specialized firm responsible for preparing the Appraisal Report. This proposal received 63,711,760.39 approvals, 166,447.00 abstentions and 7,064.61 rejections. 3. To approve the Appraisal Report, a copy of which is attached as Exhibit II to these minutes. This proposal received 63,714,729.37 approvals, 163,519.70 abstentions and 7,022.93 rejections. 4. To approve the Merger, effective as of October 31, 2026. This proposal received 63,725,487.81 approvals, 156,384.35 abstentions and 3,399.83 rejections. 5. To authorize the Company’s Executive Board to take all measures necessary to implement the resolutions to be approved at the Meeting in connection with the Merger, including, but not limited to, performing all acts necessary for the implementation of the Merger, as well as ratifying all acts already performed. This proposal received 63,724,975.80 approvals, 155,845.95 abstentions and 4,450.25 rejections. Closing: There being no further matters to discuss, the Chairman thanked everyone for their presence and adjourned the meeting for the drafting of these minutes, which, after being approved, were considered signed by the shareholders whose distance voting ballots were deemed valid by the Company and by the shareholders who registered their attendance through the electronic platform made available by the Company, in accordance with RCVM 81. São José dos Campos, October 30, 2026. Page | 3 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 Raul Calfat Meeting Chairman Fabiana Klajner Leschziner Secretary Page | 4 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 Present Shareholders: 1693 PARTNERS FUND 1832 AM EMERGING MARKETS EQUITY POOL 1895 FONDS FGR ABERDEEN MANAGED DISTRIBUTION FUND ABRDN OEIC I-ABRDN LATIN AMERICAN EQUITY FUND ABRDN OEIC IV-ABRDN EMERGING MARKETS EQUITY TRACKER FUND ABRDN OEIC VI-ABRDN EMERGING MARKETS EQUITY ENHANCED INDEX F ABRDN SICAV I - DIVERSIFIED INCOME FUND ABRDN SICAV I - EMERGING MARKETS EQUITY ENHANCED I ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND ACADIAN EMERGING MARKETS EQUITY DYNAMIC EXTENSION ACADIAN GL ALLCTRY EXCHINA EQ DYN EXT MASTER FUND ACADIAN GLOBAL EQUITY DYNAMIC EXTENSION MASTER FUND ACTIVE M EMERGING MARKETS EQUITY FUND ADMIR TADEU ROSSINI ADRIANO DE SOUZA ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR AIA POOLED INVESTMENT FUND SERIES-INCOME FOCUS EQU ALASKA COMMON TRUST FUND ALASKA ELECTRIAL PENSION PLAN ALASKA PERMANENT FUND ALESSANDRO DOS SANTOS MAIA ALEX ALAN DE OLIVEIRA ALEXANDRE GIOVANELLA JUNIOR ALEXANDRE PRADO ROCHA ALFREDO DIB ALINE CRISTIANE SILVA ALVES ALLANN FANK ANDRADE ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ DLVR FOND AMERICAN FUNDS INS SERIES NEW WORLD FUND AMUNDI CCF - AMUNDI ESG GLOBAL LOW CARBON FUND AMUNDI ESG GLOBAL LOW CARBON EX-CHINA FUND AMUNDI ETF ICAV - AMUNDI FTSE ALL WORLD GDP - WEIGHTED UCITS AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF ANDREY ATIE ABDALLAH HALLAK GA ANTONIO CARLOS GONCALVES Page | 5 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 ANTONIO OSVALDO DOS SANTOS DE SIQUEIRA ANZ WHOLESALE - NO. 8 FUND ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES ARNALDO DE MOURA VAZ DA SILVA ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II ARROWSTREET (CANADA) GLOBAL SMALL CAP FUND I ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P. ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND ARROWSTREET (DELAWARE) L/S FUND L.P. ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN) ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND ARROWSTREET CAPITAL COPLEY FUND LIMITED ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F ARROWSTREET CAPITAL EXETER FUND LIMITED ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED ARROWSTREET CAPITAL NEWBURY FUND LIMITED ARROWSTREET CLARENDON TRUST FUND ARROWSTREET COLLECTIVE INVESTMENT TRUST ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST ARROWSTREET EMERGING MARKET TRUST FUND ARROWSTREET EMK ALPHA EXTENSION FUND L.P. ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND ARROWSTREET GLOBAL EQUITY (GBP) CCF ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND ARROWSTREET GLOBAL EQUITY FUND ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND ARROWSTREET US GROUP TRUST ASCENSION ALPHA FUND, LLC Page | 6 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 ASHMORE SICAV LATIN-AMERICA EQUITY FUND AUSTRALIAN RETIREMENT TRUST AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER AVADIS FUND - AKTIEN EMERGING MARKETS INDEX AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F AVIVA INVESTORS AVIVA LIFE PENSIONS UK LIMITED AWARE SUPER PTY LTD AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS AXIOM INVESTORS COLLECTIVE INVESTMENT TRUST AXIOM INVESTORS TRUST II AZ FUND 1 - AZ EQUITY - BRAZIL TREND BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY BEST INVESTMENT CORPORATION BIMCOR GLOBAL EQUITY POOLED FUND BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH) BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND BLACKROCK GLOBAL FUNDS BLACKROCK GLOBAL INDEX FUNDS BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND BLACKROCK SOLUTIONS FUNDS ICAV BLK MAGI FUND BMO EMERGING MARKETS FUND BMO MSCI EMERGING MARKETS INDEX ETF BMO MSCI LATIN AMERICA GDP WEIGHTED INDEX ETF BNDES PARTICIPACOES S/A BNDESPAR BNP PARIBAS EASY MSCI ACWI SRI S - SERIES PAB 5% CAPPED UCIT BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE BNP PARIBAS FUNDS BRAZIL EQUITY BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND BNY MELLON GLOBAL EMERGING MARKETS FUND BNY MELLON INVESTMENTE FUNDS II, INC - BNY MELLON G E M F BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER BORDER TO COAST GLOBAL MULTI FACTOR EQUITY INDEX F BRANDES GLOBAL EQUITY FUND Page | 7 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 BRANDES GLOBAL SMALL CAP EQUITY FUND BRANDES GLOBAL VALUE FUND BRANDES INSTITUTIONAL EQUITY TRUST BRANDES INSTITUTIONAL GLOBAL EQUITY FUND BRANDES INTERNATIONAL SMALL CAP EQUITY FUND BRANDES INVESTMENT FUNDS PLC BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN BRIGHTER SUPER BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION BRUNO AUGUSTO FACIO BUREAU OF LABOR FUNDS - LABOR PENSION FUND BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND CAISSE DE DEPOT ET PLACEMENT DU QUEBEC CAISSE DE RETRAITE D´HYDRO-QUEBEC CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST CAPITAL INTERNATIONAL FUND CARLOS ALBERTO BATISTA DA SILVA CARLOS ALBERTO BRAZ MACAPUNA CARLOS AMADEU B P DE BARROS CARLOS BATISTA DE OLIVEIRA CARLOS FONSECA AVILA CARLOS HENRIQUE MENCACI CARLOS LEONI RODRIGUES SIQUEIRA CARLOS ROBERTO DIONISIO ALVES CASSEN GIOVANI RABELO LORENSI CASSIO GOMES DE OLIVEIRA CATERPILLAR INC MASTER RETIREMENT T CATERPILLAR INVESTMENT TRUST CBJ LTD AS TR FOR JP SCIENC AND TECHNOLOGY AGENCY 16619 9975 CELSO DINIZ RIBEIRO FILHO CENTRAL PROVIDENT FUND BOARD CESAR BUCALLON CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD CHEVRON MASTER PENSION TRUST CHEVRON UK PENSION PLAN CI EMERGING MARKETS CORPORATE CLASS Page | 8 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 CI EMERGING MARKETS FUND CI SELECT INTERNATIONAL EQUITY MANAGED FUND CIBC EMERGING MARKETS EQUITY INDEX ETF CIBC EMERGING MARKETS INDEX FUND CICERO BASILIO DE MACEDO SOUSA CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND CITY OF MILWAUKEE DEFERRED COMPENSATION PLAN CITY OF NEW YORK GROUP TRUST CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM CLEVERSON ANTONIO TAUFER CLINTON NUCLEAR POWER PLANT QUALIFIED FUND CLISTENES HENRIQUE DA SILVA CLUBE DE INVESTIMENTO DOS EMPREGADOS DA VALE INVESTVALE COLLEGE RETIREMENT EQUITIES FUND COLONIAL FIRST STATE EMERGING MARKETS FUND 2 COLONIAL FIRST STATE EMERGING MARKETS FUND 7 COLONIAL FIRST STATE GLOBAL SHARE FUND 16 COLONIAL FIRST STATE GLOBAL SHARE FUND 17 COLONIAL FIRST STATE INVESTMENT FUND 187 COLONIAL FIRST STATE INVESTMENT FUND 50 COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR COLUMBIA EM CORE EX-CHINA ETF COLUMBIA EMERGING MARKETS CONSUMER ETF COLUMBIA THREADNEEDLE INV FUNDS (UK) ICVC-CT LATIN AME FUND COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX COMMINGLED PENSION TRUST FUND (GLOBAL ALL COUNTRY RESEARCH E COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA COMMONWEALTH OF MASSACHUSETTS EMPLOYEES DEFERRED COMP PLAN COMMONWEALTH SUPERANNUATION CORPORATION CONNECTICUT GENERAL LIFE INSURANCE COMPANY CONSTRUCTION BUILDING UNIONS SUPER FUND COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY CPPIB MAP CAYMAN SPC Page | 9 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND CUSTODY BANK OF JAPAN, LTD. AS TR F E EQUITY D IN PL F (PPF) CUSTODY BANK OF JAPAN, LTD. AS TR F E M E IN P M FUND CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR SMTB EM CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F DANIEL TARULES AZZI DANILO HENRIQUE NOCHI DEKA INVESTMENT GMBH FOR ELB-FUNDMASTER 1 DELA NATURA- EN LEVENSVERZEKERINGEN N.V. DESJARDINS EMERGING MARKETS EQUITY INDEX ETF DESJARDINS EMERGING MARKETS OPPORTUNITIES FUND DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF DEUTSCHE INVEST I BRAZILIAN EQUITIES DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF DFC EMERGING MARKETS EQUITY FUND DIEGO DAVI PES DIEGO GIORDANI TESTA DIEGO RAFAEL MEIRA DIELSON SANTOS DA SILVA DIOGO LEAL CHAGAS DIVERSIFIED EQUITY MASTER PORTFOLIO OF MASTER INVESTMENT POR DUKE POWER CO EMPLOYEE RETIREMENT PLAN DUNHAM INTERNATIONAL STOCK FUND DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE DWS INVEST (IE) ICAV DWS INVEST LATIN AMERICAN EQUITIES DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS DWS LATIN AMERICA EQUITY FUND EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD EDERSON MENDES BATISTA EDILSON MARTINS SANCHES EDINARDO MEIRELES BARBOSA EDISON THADEU GUERZONI EDNIRSON TEIXEIRA BONFIM EDUARDO ICHIKAVA EDUARDO MOREIRA MONTEIRO EDUARDO PINGARILHO MENDIZABAL EDUARDO ROGERIO DE FARIA Page | 10 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 ELCIO CELESTINO DA SILVA ELINALDO VIEIRA DOS SANTOS EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU EMERGING MARKETS ALPHA TILTS FUND EMERGING MARKETS ALPHA TILTS FUND B EMERGING MARKETS ALPHA TILTS-ENHANCED FUND EMERGING MARKETS COMPLETION FUND, L.P. EMERGING MARKETS EQUITY CORPORATE CLASS EMERGING MARKETS EQUITY INDEX MASTER FUND EMERGING MARKETS EX CHINA ALPHA TILTS - ENHANCED FUND EMERGING MARKETS INDEX NON-LENDABLE FUND EMERGING MARKETS INDEX NON-LENDABLE FUND B EMERGING MARKETS LEADERS FUND I EMERSON CARLOS DOS SANTOS EMERSON JHONES GRILLO CORDEIRO EMPLOYEES RETIREMENT SYSTEM OF GEORGIA EMPOWER ANNUITY INSURANCE COMPANY EMPOWER EMERGING MARKETS EQUITY FUND ENSIGN PEAK ADVISORS,INC EQ ADVISORS TRUST - EQ/GLOBAL EM VOLATILITY PORTFOLIO EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO ERIE INSURANCE EXCHANGE EUDER LUCIO BARCELOS COSTA OLIVEIRA EURIZON CAPITAL S.A. EVALDO LEANDRO PERUSSOLO EVANDRO CESAR CAMARA EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR FABIO DIAS DO NASCIMENTO FABIO RODRIGO MARTINS FIRMINO FATIMA MARIA FELIPELLI FERNANDO MANUEL DA CUNHA MELO SILVA RANGEL FIDELITY CONCORD STREET TRUST: FIDELITY SERIES EME FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND FIDELITY EMERGING MARKETS EQUITY INSTITUTIONAL TRUST FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL FIDELITY GLOBAL QUANT EQUITY ETF FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS INT F FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND Page | 11 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNA FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD FIDELITY UCITS ICAV-FIDELITY SUSTAINABLE RESEARCH ENHANCED E FINDEX MDA EQUITY TRUST FIRE AND POLICE EMPL RET SYST, C OF BALTIMORE FIREMEN S ANNUITY AND BEN. FD OF CHICAGO FIRST TRUST EMERGING MARKETS ALPHADEX FUND FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET FIRST TRUST LATIN AMERICA ALPHADEX FUND FISHER ASSET MANAGEMENT, LLC FISHER INVESTMENTS AUSTRALASIA EMERGING MARKETS EQ FISHER INVESTMENTS COLLECTIVE TRUST FISHER INVESTMENTS EMERGING MARKETS EQUITY UNIT TRUST FUND FISHER INVESTMENTS INSTITUTIONAL FUNDS PUBLIC LTD COMPANY FISHER INVESTMENTS INSTITUTIONAL GROUP EMERGING MARKETS E F FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F FLORIDA RETIREMENT SYSTEM TRUST FUND FORD MOTOR CO DEFINED BENEF MASTER TRUST FRANCIS FERREIRA DE LIMA SOUZA FRANCISCO IGOR DA SILVA AMORIM FRANCISCO TADEU MORAES BARBIERI FRANKLIN KELLY MIGUEL FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF FRANKLIN LIBERTYSHARES ICAV FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN FREEDOM 100 EMERGING MARKETS ETF FUNDO DE SEGURANCA SOCIAL DO GOVERNO DA R ADM ESP DE MACAU GABRIEL JURACY VEIGA GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P GENERAL ORGANISATION FOR SOCIAL INSURANCE GENERAL PENSION AND SOCIAL SECURITY AUTHORITY GEVAIR DA SILVA Page | 12 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 GIOVANNI HERCULANO BARBATTO GLEYDSON PUBLIO AZEVEDO GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B GLOBAL EX-US ALPHA TILTS FUND B GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB GOLDMAN SACHS FUNDS II - GOLDMAN SACHS MULTI-MANAG GOLDMAN SACHS GMS INTL EQ ADVISERS 3 (WILLIAM BLAIR), LLC GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND GOVERNMENT EMPLOYEES PENSION FUND GOVERNMENT OF SINGAPORE GUAPORE VEICULOS E AUTO PECAS LTDA. GUILHERME DA SILVA DUARTE GUSTAVO LUIS BERNDT HARTFORD MULTI-ASSET INCOME FUND HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO HELIO DALLA LIBERA HELIO LUIS MORAES DE SOUSA HENRIQUE SOARES DE SOUZA HERMES FARNESI DA COSTA CUNHA HESTA HEVIN ENRIQUE JAIMES CAMACHO HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME HOSTPLUS POOLED SUPERANNUATION TRUST HPE COMMON CONTRACTUAL FUND HR - AGROPASTORIL LTDA HSBC BANK PLC AS TRUSTEE FOR PUTM ACS EMERGING MARKETS FUND HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG HSBC BANK PLCS AS TRUSTEE OF STATE STREET AUT GLOB HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND IBM 401 (K) PLUS PLAN IBM DIVERSIFIED GLOBAL EQUITY FUND ILLINOIS MUNICIPAL RETIREMENT FUND IMCO EMERGING MARKETS PUBLIC EQUITY LP INDUSTRIENS PENSIONFORSIKRING INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST Page | 13 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 INTERNATIONAL EQUITY FUND INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST INTERNATIONAL MONETARY FUND INTERNATIONALE KAPITALANLAGEGESELLSCHAFT MBH ACTING FOR ACCO INVESCO EMERGING MARKETS ENHANCED EQUITY UCITS ETF INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN INVESTERINGSFORENINGEN BANKINVEST - VALUE GLOBALE AKTIER KL INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL INVESTERINGSFORENINGEN DANSKE INVEST FJERNOSTEN INDEKS KL INVESTERINGSFORENINGEN LAEGERNES INVEST, LI AKTIER INVESTERINGSFORENINGEN MULTI MANAGER I NYE AKTIEMARKEDER AKK INVESTERINGSFORENINGEN MULTI MANAGER INV, NYE AKTIEMARKEDER INVESTERINGSFORENINGEN NYKREDIT INVEST ENGROS INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST IPAC A.M. L.AS R. E. FOR F. D. E. M. S. FD ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG ISHARES CORE MSCI EMERGING MARKETS ETF ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND ISHARES ENHANCED EMERGING MARKET ACTIVE ETF ISHARES II PUBLIC LIMITED COMPANY ISHARES III PUBLIC LIMITED COMPANY ISHARES IV PUBLIC LIMITED COMPANY ISHARES MSCI ACWI ETF ISHARES MSCI ACWI EX U.S. ETF ISHARES MSCI BRAZIL ETF ISHARES MSCI BRIC ETF ISHARES MSCI EMERGING MARKETS ETF ISHARES MSCI EMERGING MARKETS EX CHINA ETF Page | 14 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 ISHARES PUBLIC LIMITED COMPANY IT NOW IBOVESPA B3 BR+ FUNDO DE NDICE - RESPONSABILIDADE LIM IT NOW IBOVESPA FUNDO DE ÍNDICE IT NOW IGCT FUNDO DE INDICE IT NOW PIBB IBRX-50 FUNDO DE INDICE ITAU ACOES DIVIDENDOS FI ITAU ALVORADA MASTER FIF MULTIMERCADO RESP LIMITADA ITAU ASGARD ACOES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSAB ITAU BALANCEADO ATIVO FUNDO MUTUO DE PRIVATIZACAO FGTS CARTE ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO ITAU DUNAMIS MASTER FUNDO DE INVESTIMENTO EM ACOES ITAÚ FLEXPREV SMART AÇÕES BRASIL FIF RL ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA ITAU GOVERNANCA CORPORATIVA ACOES FUNDO DE INVESTIMENTO ITAÚ HUNTER LONG SHORT PLUS FIF MULT RL ITAU HUNTER TOTAL RETURN MULTIMERCADO FUNDO DE INVESTIMENTO ITAU IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO EM ACOES ITAU IBRX ATIVO MASTER FIA ITAU INDEX ACOES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO R ITAU INDEX ACOES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPO ITAÚ LONG AND SHORT PLUS MULTIMERCADO FIF RESPONSABILIDADE L ITAU MASTER GLOBAL DINAMICO MULTIMERCADO FUNDO DE INVESTIMEN ITAU MASTER GLOBAL DINAMICO ULTRA MULTIMERCADO FUNDO DE INVE ITAU MASTER HUNTER L O FIF EM AÇOES - RESP LIMITADA ITAU OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO FINA ITAU OPTIMUS LONG BIAS MULTIMERCADO FI ITAÚ OPTIMUS LONG SHORT FIF MULT RL ITAU OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO ITAU PREVIDENCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AC ITAU SIRIUS FIFA RESP. LTDA ITAU VERTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERC ITAU VOTL FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESP Page | 15 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 JACKSON DE LIMA BUENO JEAN AROLDO SAITO SALUSTIANO JEFERSON SANTIAGO DE ALENCAR JEFFERSON GOMES DE ALCANTARA JNL EMERGING MARKETS INDEX FUND JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND JNL/WILLIAM BLAIR INTERNATIONAL LEADERS FUND JOAO ARI DA SILVA FILHO JOAO KENNEDY M ORNELAS JOAO PEDRO LOURENCO AFFONSO JOAO PEDRO MOREIRA E MOREIRA JOAO VICTOR ARAUJO LEONEL JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT JOHN HANCOCK HEDGED EQUITY INCOME FUND JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST JONAS ARRUDA NOVAES NETO JONNAS MELQUIADES LOPES DE ANDRADE JOSE ADALBERTO CONTI JOSE CARLOS ALMEIDA SILVA JOSE ELIAS NOBUO EMORI JOSE EVANDRO CAETANO BARBOSA JOSE GIORGETTI NETO JOSE PAULO PACOLA JOSE TARCISIO RODRIGUES CARDOSO JOSE WALDIR FERRAZ CAMPOS FILHO JOSUE DE JESUS SILVA JP MORGAN CHASE BANK JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND JPMORGAN ETFS (IRELAND) ICAV JUAN PABLO RODRIGUES ZUNINO KAPITALFORENINGEN DANSKE INV INST AFD D PENSION - AKTIER 10 KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA KIRK ANDERSON BASTOS VIANA Page | 16 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 LACM ACWI EX US EQUITY FUND L.P. LAZARD ASSET MANAGEMENT LLC LAZARD EMERGING MARKETS EQUITY ADVANTAGE FUND LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO LAZARD GLOBAL ACTIVE FUNDS, PLC LAZARD/WILMINGTON ACW EX-US DIVERSIFIED ADVANTAGE LAZARD/WILMINGTON EMERGING MARKETS EQUITY ADVANTAG LCIV CORE GLOBAL EQUITY FUND LEANDRO ALFANO DE CAMARGO LEANDRO PEREIRA GONZALES LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND LEGAL GENERAL U. ETF P. LIMITED COMPANY LEGAL & GENERAL CCF LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND LEGAL & GENERAL GLOBAL EQUITY INDEX FUND LEGAL & GENERAL ICAV LEGAL & GENERAL INTERNATIONAL INDEX TRUST LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD LEGALSUPER LEMANIA GLOBAL EQUITY LEONICE APARECIDA VICENTE DA SILVA LHIEGO RODRIGUES DE PAULA LIN TSE MIN LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND LOIRTO ALVES DOS SANTOS LORD ABBETT TRUST I- LORD ABBETT EMERGING MARKETS LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION LUAN DA COSTA AMORIM NEVES LUCAS DE TORO RODRIGUES LUCIANO HAMMES LUIS ANTÔNIO TRISTAO LUIS FIORITO LUIS HENRIQUE DO PRADO GOMES LUIZ ANTONIO DE OLIVEIRA COVO LUIZ EDUARDO BARROSO LUIZ EDUARDO RODRIGUES DO NASCIMENTO ARAUJO LUIZ EUGENIO KUHNERT CAMPOS LUIZ GONZAGA DOS SANTOS Page | 17 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND M&G FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND MACKENZIE EMERGING MARKETS EQUITY INDEX ETF MACQUARIE TRUE INDEX EMERGING MARKETS FUND MANAGED PENSION FUNDS LIMITED MARCELO MASSUDA MARCILIO GUEDES DO NASCIMENTO MARCOS OKAGAWA JANUARIO MARCOS VENICIOS ESTEVAO DE OLIVEIRA MARCUS VINICIUS HIGINO MAIDA MARCUS VINICIUS TEIXEIRA VERTUAN MAURICIO DE OLIVEIRA ALMEIDA MAURICIO SILVEIRA MOZART ALVES MBB PUBLIC MARKETS I LLC MDPIM EMERGING MARKETS EQUITY POOL MEDICAL ASSURANCE SOCIETY NEW ZEALAND LIMITED MERCER DIOCESE OF BROOKLYN GROWTH STRATEGY MERCER DIOCESE OF BROOKLYN LAY PENSION INVESTMENT TRUST MERCER GLOBAL EQUITY ALL COUNTRY WORLD INDEX FUND MERCER GLOBAL EQUITY FUND MERCER GLOBAL SMALL CAP EQUITY FUND MERCER GLOBAL SMALL COMPANIES SHARES FUND MERCER QIF FUND PLC MERCER UCITS COMMON CONTRACTUAL FUND MERCER UNHEDGED OVERSEAS SHARES TRUST MESSIAS LUCAS DA SILVA METZLER ASSET MANAGEMENT GMBH FOR MI-FONDS K18 MGI FUNDS PLC MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN MINEWORKERS PENSION SCHEME MINISTRY OF ECONOMY AND FINANCE MISSOURI EDUCATION PENSION TRUST MJ. MURDOCK CHARITABLE TRUST MONEDA LUXEMBOURG SICAV- LATIN AMERICA EQUITIES FUND MORGAN STANLEY INST FD INC EM MKTS PORTFOLIO MORGAN STANLEY INSTITUC FUND, INC- EMER MARK LEADERS PORTF MORGAN STANLEY INV MAN EMERG MKTS TRUST MORGAN STANLEY INVESTMENT FUNDS EMERGING LEADERS EQUITY FUND Page | 18 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 MORGAN STANLEY PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND MORGAN STANLEY VARIABLE I.F. INC, E. M. EQUITY PORTFOLIO MSCI ACWI EX-U.S. IMI INDEX FUND B2 MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND MSCI EQUITY INDEX FUND B - BRAZIL MULTI MANAGER CANADA GLOBAL EQUITIES FUND MULTI SOLUTIONS - PICTET MULTI ASSET OPPORTUNITIES MULTI STYLE MULTI MANAGER FUNDS PLC MULTI-ADVISOR FUNDS GLOBAL EMERGING MARKETS FUND - STEWART I MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST MURILO MARTINS DE SOUZA VENTUROS NATIONAL COUNCIL FOR SOCIAL SECURITY FUND NATIONAL EMPLOYMENT SAVINGS TRUST NATIONAL PENSION INSURANCE FUND NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST NATWEST TRUSTEE AND DEPOSITARY S L A T OF ST J P G E U TRUST NATWEST TRUSTEE N DEPOSITARY S L AS T OF ST. J S M U T NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS NEPC INVESTMENT LLC NEW AIRWAYS PENSION SCHEME NEW WORLD FUND, INC. NEW YORK STATE COMMON RETIREMENT FUND NEW YORK STATE NURSES ASSOCIATION P P NEW YORK STATE TEACHERS RETIREMENT SYSTEM NILO DE PAULA NIWERTON CLEITON RODRIGUES LOPES NON-US EQUITY MANAGERS: PORTFOLIO 1 SERIES NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND NORGES BANK NORTHERN EMERGING MARKETS EQUITY INDEX FUND NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND LEND NORTHERN TRUST COMMON ALL COUNTRY WORLD EX-US INVESTABLE MAR NORTHERN TRUST COMMON ALL COUNTRY WORLD INDEX (ACWI) EX-US F NORTHERN TRUST COMMON EMER MAR INDEX FUN NON LENDING NORTHERN TRUST INVESTIMENT FUNDS PLC NORTHERN TRUST UCITS FGR FUND Page | 19 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST NUCLEAR ELECTRIC INSURANCE LIMITED NUVEEN EMERGING MARKETS EQUITY INDEX FUND NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST OFFSHORE EMERGING MARKETS FUND OLD WESTBURY (CAYMAN) FUNDS SPC - OW (CAYMAN) ALL OLD WESTBURY LARGE CAP STRATEGIES FUND OLD WESTBURY TOTAL EQUITY FUND OLIMPIO ALBINO FILHO OLUWATIMILEHIN DIFFU ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM OSCAR DOMINGUES DE OLIVEIRA PACE INT EMERG MARK EQUITY INVESTMENTS PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND PAULO MARCELO BARROS PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB PGIM QUALIFYING INVESTOR FUNDS PLC PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND PICTET - EMERGING MARKETS INDEX PICTET - MULTI ASSET GLOBAL OPPORTUNITIES PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER PICTET EMERGING MARKETS RISING ECONOMIES ETF PICTET GLOBAL SELECTION FUND - G G M FUND PICTET ICAV - PICTET AI ENHANCED EMERGING EQUITY U POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS POOL REINSURANCE COMPANY LIMITED PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND PRUDENTIAL TRUST COMPANY PUBLIC EMPLOYEES' LONG-TERM CARE FUND PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF COLORADO PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI PUBLIC SECTOR PENSION INVESTMENT BOARD QMA JP EMERGING MARKETS ALL CAP OFFSHORE FUND, LTD Page | 20 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 QMA JP EMERGING MARKETS ALL CAP ONSHORE FUND, L.P. QSMA1 LLC RAFAEL DOS SANTOS SILVA RAFAEL TELLES DE MACEDO RAMON LEDESMA RAPHAEL MATIAS THOMASINI RATHBONE LUXEMBOURG FUNDS SICAV-RATHBONE SICAV GLOBAL EMERGI REASSURE LIMITED RENATO ANDRADE DOS SANTOS RHANIERI SIQUEIRA RANGEL RICARDO MACIEL SEHN RICARDO ROCHA GOMES RICARDO TAMANINI ROCHE U.S. RETIREMENT PLANS MASTER TRUST ROCKFELLER BROTHERS FUND RODRIGO APARECIDO ROCHA RODRIGO CARDOSO MEURER RODRIGO CESAR GONCALVES ROGERIO DE PAULA BARBOSA ROGERIO MIGUEL NICOLO LANGONE CERVETTO RONALDO FONSECA RAPOZO JUNIOR ROYAL LONDON EQUITY FUNDS ICVC RUI DE ALMEIDA MARTINS RUSSEL EMERGING MARKETS EQUITY POOL RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL RUSSELL INVESTMENTS GLOBAL SHARES INDEX FUND RUSSELL INVESTMENTS MENSURAM BONAM GLOBAL SHARES F RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES EX F RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES FUND RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S. RUTE EMANUELA SILVA DE MELO RUTGERS, THE STATE UNIVERSITY SABADELL EMERGENTE MIXTO FLEXIBLE, FI SBC MASTER PENSION TRUST SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO SCHRODER INTL SELECTION F - LATIN AMERICAN Page | 21 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 SCHWAB EMERGING MARKETS EQUITY ETF SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT SEASONS SERIES TRUST SERGIO FEIJAO FILHO SIDNEY DOUGLAS BATISTA DE ALCINO SILLAS ALVES BATISTA SIX CIRCLES MANAGED EQUITY PORTFOLIO INTERNATIONAL SOLANA AÇÕES FIA SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G SPARINVEST SICAV SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG SPDR MSCI ACWI EX-US ETF SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF SPDR S&P EMERGING MARKETS EX-CHINA ETF SPDR SP EMERGING MARKETS ETF SPDR SP EMERGING MARKETS FUND SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST SSGA SPDR ETFS EUROPE I PLC SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD STANLIB FUNDS LIMITED STATE OF ALASKA RETIREMENT AND BENEFITS PLANS STATE OF MINNESOTA STATE EMPLOYEES RET PLAN STATE OF NEW MEXICO STATE INV. COUNCIL STATE OF WYOMING STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS STATE STREET EMERGING MARKETS E N-L C TRUST FUND STATE STREET EMERGING MARKETS EQUITY INDEX FUND STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F. STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO Page | 22 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 STATE STREET IRELAND UNIT TRUST STATE STREET M BRAZIL I N L COMMON TRUST FUND STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUIT STICHING PENSIOENFONDS VOOR HUISARTSEN STICHTING AHOLD DELHAIZE PENSIOEN STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL STICHTING DEPOSITARY APG EME MULTI CLIENT POOL STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN STICHTING PENSIOENFDSVOOR DE WONINGCORPOR. STICHTING PENSIOENFONDS ABP STICHTING PENSIOENFONDS HOOGOVENS STICHTING PENSIOENFONDS PGB STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME) STICHTING PHILIPS PENSIOENFONDS STRIVE EMERGING MARKETS EX-CHINA ETF STUDIO 70 RED PREVIDENCIARIO FIF MM RL STUDIO ICATU 49 PREVIDENCIÁRIO FIM STUDIO ICATU PREVIDENCIARIO FIFE FUNDO DE INVESTIMENTO MULTI STUDIO LONG BIAS FUNDO DE INVESTIMENTO EM COTAS DE FUNDO DE STUDIO MASTER FIA STUDIO MASTER II FUNDO DE INVESTIMENTO ACOES SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA SURIAN MARILEI FUHR SWEDBANK ROBUR GLOBAL EMERGING MARKETS SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK T ROWE PRICE FUNDS SICAV T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN T. ROWE PRICE EMERGING MARKETS DISCOVERY EQUITY PO T. ROWE PRICE EMERGING MARKETS DISCOVERY STOCK FUND T. ROWE PRICE EMERGING MARKETS DISCOVERY STOCK TRUST T. ROWE PRICE QM GLOBAL EQUITY FUND T.ROWE PRICE FUNDS OEIC-EMERGING MARKETS DISCOVERY EQUITY FD TD EMERALD EMERGING MARKETS INDEX POOLED FUND TRUS TD EMERGING MARKETS FUND TEACHER RETIREMENT SYSTEM OF TEXAS Page | 23 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 TEACHERS RETIREMENT SYSTEM OF OKLAHOMA TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK TEACHERS RETIREMENT SYSTEM OF GEORGIA TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS TEXAS MUNICIPAL RETIREMENT SYSTEM THARINTON RAMON CORREIA DE SOUZA THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK THE BANK OF NEW YORK MELLON (INTERNATIONAL) LIMITE THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA THE BARINGS E. M. U. FUND, SUB-FUND, THE BARINGS L. A. FUND THE CALIFORNIA ENDOWMENT THE CHICAGO PUB.SCHOOL TEACHERS P. AND RETIREM F THE CHURCH COMMISSIONERS FOR ENGLAND THE EMERGING M.S. OF THE DFA I.T.CO. THE KING'S COLLEGE OF OUR LADY AND SAINT NICHOLAS THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829 THE MASTER TRUST BANK OF JAPAN LTD. AS TR OF MTBJ400021579 THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492 THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536 THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835 THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MTBJ400076142 THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792 THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849 THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000 THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000 THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794 THE MONETARY AUTHORITY OF SINGAPORE THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN THE NOMURA TR A BK CO, LTD. A T T O T.ROWE P E M DI EQ MO FD THE PUBLIC INSTITUITION FOR SOCIAL SECURITY Page | 24 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 THE REGENTS OF THE UNIVERSITY OF CALIFORNIA THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO THIAGO MELLO VOLU THIAGO VALENTIM PIXITORI CARDOSO THRIFT SAVINGS PLAN THRIFT SAVINGS PLAN TIAGO CALIXTO DE JESUS TIAGO PEREIRA PONTES TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT TRIGONO PARTHENON MASTER FIA RESPONSAB LIMIT TRINITY COLLEGE CAMBRIDGE TYAGO BONIFACIO DA SILVA UBS FUND MANAGEMENT (SWITZERLAND) AG ON BEHALF OF ZURICH INV ULLICO DIVERSIFIED INTERNATIONAL EQUITY FUND, LP UNISUPER UNITED CHURCH FUNDS, INC UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF BROCKEN-U UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF UI-S UTAH STATE RETIREMENT SYSTEMS UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST VAERDIPAPIRFONDEN SPARINVEST INDEX GLOBALE AKTIER VALIC COMPANY I - EMERGING ECONOMIES FUND VANDERLEIA MORINI RAMOS FER VANGUARD EMERGING MARKETS EX-CHINA ETF VANGUARD EMERGING MARKETS SELECT STOCK FUND VANGUARD EMERGING MARKETS SHARES INDEX FUND VANGUARD EMERGING MARKETS STOCK INDEX FUND VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T VANGUARD FUNDS PLC / VANGUARD FTSE ALL-WORLD EX US VANGUARD FUNDS PLC / VANGUARD FTSE GLOBAL ALL-CAP VANGUARD FUNDS PUBLIC LIMITED COMPANY VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F VANGUARD INVESTMENT SERIES PLC Page | 25 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL VARIABLE PORTFOLIO - PARTNERS INTERNAT GROWTH FUND VENERABLE EMERGING MARKETS EQUITY FUND VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I VICTORIAN FUNDS MAN C A T F V E M T VINICIUS DE ARAUJO MARQUES VIRGINIA RETIREMENT SYSTEM VITOR RANGEL BOTELHO MARTINS VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND VOYA VACS INDEX SERIES EM PORTFOLIO VOYA VACS SERIES EME FUND WALDEMAR FERNANDES SERRA WANDERLUCIO MAGELA SOUSA WASHINGTON STATE INVESTMENT BOARD WAYNE BROD BESKOW WCM FOCUSED INTERNATIONAL OPPORTUNITIES FUND WCM FOCUSED INTERNATIONAL OPPORTUNITIES FUND LP WEST VIRGINIA INVESTMENT MANAGEMENT BOARD WEST YORKSHIRE PENSION FUND WILJONES BARROS FONSECA WILLIAM BLAIR COLLECTIVE INVESTMENT TRUST WILLIAM BLAIR EMERGING MARKETS LEADERS FUND WILLIAM BLAIR EMERGING MARKETS LEADERS POOLED FUND WILLIAM BLAIR INSTITUTIONAL INTERNATIONAL GROWTH FUND WILLIAM BLAIR INTERNATIONAL LEADERS FUND WILLIAM BLAIR INTERNATIONAL LEADERS FUND, LLC WILLIAM BLAIR INTERNATIONAL LEADERS POOLED FUND WILLIAM BLAIR MUTUAL FUNDS,INC. INTERNATIONAL GROWTH FUND WILLIAM BLAIR SICAV WILLIAN LOPES ALVES WM POOL - EQUITIES TRUST NO 74 WM POOL - EQUITIES TRUST NO. 75 WM POOL - GLOBAL EQUITIESTRUST N 6 WS WALES PP EMERGING MARKETS EQUITY FUND WYOMING RETIREMENT SYSTEM XTRACKERS XTRACKERS (IE) PUBLIC LIMITED COMPANY Page | 26 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF YGGOR ARAUJO DE OLIVEIRA SANTOS Page | 27 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 PROTOCOL AND JUSTIFICATION FOR THE MERGER OF EMBRAER GPX LTDA. INTO EMBRAER S.A. ENTERED INTO BETWEEN THE MANAGEMENT OF EMBRAER GPX LTDA. AND EMBRAER S.A. ________________________________ DATED September 10th, 2026 ________________________________ Page | 28 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 PROTOCOL AND JUSTIFICATION FOR THE MERGER OF EMBRAER GPX LTDA. INTO EMBRAER S.A. This private instrument is entered into by and between the management of the following companies: I. II. EMBRAER GPX LTDA., a limited liability company , with its head office and venue in the City of Gavião Peixoto, State of São Paulo, at Estrada Municipal Euclides Martins, No. 2,170, Buildings G-1130, G-1131 and G-1132, Zip Code 14.813-000, enrolled with the CNPJ/MF under No. 08.497.572/0001-30, herein duly represented in accordance with its articles of association (“GPX”), in its capacity as the acquired company; and EMBRAER S.A., a publicly held company, with its head office in the City of São José dos Campos, State of São Paulo, enrolled with the CNPJ/MF under No. 07.689.002/0001-89, at Avenida Brigadeiro Faria Lima, No. 2,170, Putim, Zip Code 12.227-901, herein represented in accordance with its bylaws (“Embraer” and, together with GPX, the “Companies”), in its capacity as the surviving company. WHEREAS: (i) Embraer is a publicly-held company registered as a category “A” securities issuer with the Brazilian Securities and Exchange Commission (“CVM”), with shares traded on the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the corporate purpose of which is to: (i) design, build and market aircraft, equipment, materials, systems, software, accessories and components for the aerospace, defense, security, energy or other industries that require complex, integrated systems to support their operations; (ii) carry out other technological, industrial, commercial and service activities related to the aerospace, defense, security, energy or other industries that require complex, integrated systems to support their operations; (iii) contribute to the training of technical personnel required by the industries listed in the items above; and (iv) engage in the generation of electric power for its own consumption, with the possibility of selling any surplus; (ii) GPX is a limited liability company, the capital stock of which is wholly owned by Embraer and whose corporate purpose is: (i) management of its own assets; (ii) representation, sale and purchase of aircraft parts, accessories and equipment, as well as aircraft fuel and lubricants, and the import and export of engines, jet Page | 29 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 engines, and their parts, components and accessories for aircraft; (iii) rendering of services related to the aeronautical industry; (iv) rendering of maintenance and repair services; (v) purchase and sale of aeronautical material parts, warranty management, the rendering of engineering services, technical services and assistance services for aircraft, as well as the training of technical personnel required for the operation of aircraft and any type of services to third parties directly or indirectly related to the company's corporate purpose, and in particular aircraft maintenance; (iii) (iv) Embraer's assets currently include its investment in GPX, consisting of one thousand five hundred (1,500) quotas, with a par value of one real (R$1.00) each, representing one hundred percent (100%) of GPX's capital stock; and the management of the Companies has concluded that integrating the activities carried out by GPX into Embraer will further optimize their operations, as further detailed below, and that the merger of GPX's net equity into Embraer represents the most efficient structure to be adopted for the integration of their activities; NOW THEREFORE, pursuant to Articles 223 to 227 of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporations Law”), together with Articles 1,116 and 1,118 of Law No. 10,406/2002, as amended (“Brazilian Civil Code”), the parties agree to execute this this Protocol and Justification for the Merger of EMBRAER GPX LTDA. into EMBRAER S.A. (“Protocol and Justification”), for the purpose of governing the terms and conditions applicable to the merger of GPX into Embraer (“Merger”), under the following terms and conditions: 1. 1.1. Purpose Basis of the Merger. The purpose of this Protocol is to establish the basis for the Merger, pursuant to which, as of the Effective Date: 1.1.1 Embraer shall merge the entirety of GPX's net equity, at book value, and shall succeed GPX in all of its rights and obligations; and 1.1.2 GPX shall be extinguished, and, as a result, the quotas issued by GPX shall be cancelled and extinguished, with Embraer's capital stock remaining unchanged following the Merger, pursuant to Clause 4.3 of this Page | 30 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 Protocol and Justification. 2. 2.1. Justification for the Merger Justification. The Merger is aligned with Embraer's strategy of optimizing its corporate and business structures. The aim is to reduce costs in administrative areas and in complying with ancillary obligations, as well as to make joint management more efficient by levering synergies, which shall result in equity and financial benefits for Embraer. 2.2. Interest in the Merger and Benefits for the Companies. The Merger serves the interest of the Companies, as it will allow for the reorganization and more efficient exploitation of GPX's assets and liabilities, while maintaining the general business standards and guidelines. In addition, the Merger will bring the administrative, economic and financial benefits for the Companies described in item 2.1 above. 3. 3.1. Appraisal Appraisal Report. The Companies agree that, pursuant to the Appraisal report attached as Annex 3.1 to this Protocol (“Appraisal Report”), the book value of the net equity determined based on GPX's accounting records was valuated by Forvis Mazars Auditores Independentes - Sociedade Simples, with head office in the City of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Conj. 54, 5th floor, Zip Code 13024-001, enrolled with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Board of the State of São Paulo under CRC No. 2SP023701/O-8 (the “Appraisal Firm”), as of the reference date of June 30, 2026 (the “Reference Date”), based on the balance sheet prepared by GPX's management for the Reference Date and for this specific purpose. According to the information contained in the Appraisal Report, the total book value of GPX's net equity is equivalent to R$ 10,584,362.50 (ten million, five hundred and eighty-four thousand, three hundred and sixty-two reais and fifty centavos) as of the Reference Date, which is already reflected in Embraer's balance sheet (the “Reference Balance Sheet”) as an investment. 3.2. Changes in Equity. Any changes in GPX's equity occurring between the Reference Date and the Effective Date shall be fully absorbed by Embraer and recorded directly in its financial statements. 3.3. Conflict. The Appraisal Firm has represented that it has no direct or indirect interest in the companies involved in the Merger nor in the Merger itself that could prevent or affect the preparation of the Appraisal Report requested of it for purposes of the Merger. Page | 31 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 3.4. Appraisal under Article 264 of the Brazilian Corporations Law. Since GPX's capital stock is wholly owned by Embraer, the Merger shall not result in any increase in Embraer's capital stock or the issuance of new shares by Embraer, as described in Clause 4.3 of this Protocol and Justification, and there is, accordingly, no applicable share exchange ratio. Therefore, the Appraisal report and the other rules set forth in Article 264 of the Brazilian Corporations Law do not apply to the Merger. 4. 4.1. Capital Stock Capital Stock of GPX. As of this date, GPX's capital stock is one thousand five hundred reais (R$1,500.00), divided into one thousand five hundred (1,500) quotas, with a par value of one real (R$1.00) each, all held by Embraer, its sole quotaholder. 4.2. Capital Stock of Embraer. As of this date, Embraer's capital stock is five billion, one hundred fifty-nine million, six hundred seventeen thousand, fifty-two reais and forty-two cents (R$5,159,617,052.42), divided into seven hundred forty million, four hundred sixty five thousand and forty-four (740,465,044) registered common shares, one of which is a special class common share (golden share) held by the Federal Government, distributed as set forth in its Reference Form. 4.3. Effects of the Merger. Upon the completion of the Merger on the Effective Date: (i) Embraer shall absorb the entirety of GPX's assets and liabilities; (ii) the Merger shall not result in any increase in Embraer's capital stock, which will remain unchanged, given that the entirety of GPX's capital stock is held by Embraer and, therefore, GPX's net equity is already fully reflected in Embraer's net equity as a result of the application of the equity method of accounting; (iii) there shall be no change, as a result of the Merger, in the economic or voting rights attached to Embraer's existing shares; and (iv) the quotas representing GPX's capital stock shall be extinguished and cancelled upon the Merger. 5. 5.1. General Aspects of the Merger Withdrawal Rights and Article 264 of the Brazilian Corporations Law. Since the quotas issued by GPX are wholly held by Embraer, no withdrawal rights shall be exercisable as a result of the Merger. Likewise, the Appraisal referred to in Article 264 of the Brazilian Corporations Law is not required, insofar as there are no quotaholders of GPX other than Embraer. 5.2. Exchange Ratio. Not applicable, given that: (i) Embraer is the sole quotaholder of Page | 32 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 GPX; (ii) the quotas representing GPX's capital stock shall be extinguished and cancelled as a result of the Merger; and (iii) there shall be no increase in capital stock or issuance of new shares by Embraer as a result of the Merger. 5.3. Extinguishment and Succession. As a result of the Merger, GPX shall cease to exist and shall be succeeded by Embraer, as universal successor and without interruption, in all of its assets and liabilities, rights and obligations, of any nature, whether pecuniary or non-pecuniary, pursuant to Article 227, Paragraph 3 of the Brazilian Corporations Law, together with Article 1,116 and 1,118 of the Brazilian Civil Code. 6. 6.1. Actions Relating to the Merger GPX Quotaholders' Meeting. A quotaholders' meeting of GPX shall be held to, among other matters: (i) approve the Protocol and Justification; (ii) approve the Merger, under the terms and conditions of this Protocol and Justification; and (iii) approve the performance, by GPX's management, of the acts necessary to implement the Merger, if approved. 6.2. Embraer's Extraordinary General Shareholders’ Meeting. An extraordinary general meeting of Embraer's shareholders shall be held to, among other matters: (i) approve the Protocol and Justification; (ii) ratify the appointment and engagement of the Appraisal Firm as responsible for appraising the net equity of GPX to be merged into Embraer, as well as for preparing the Appraisal Report; (iii) approve the Appraisal Report; (iv) approve the Merger, under the terms and conditions of this Protocol and Justification; and (v) approve the performance, by Embraer's management, of the acts necessary to implement the Merger. 6.3. Bylaws. Since the Merger shall not result in any increase in Embraer's capital stock, its bylaws shall remain unchanged as a result of the Merger. 6.4. Consummation of the Merger. The Merger shall become effective, for all purposes, on October 31, 2026 (the “Effective Date”), assuming that the corporate approvals referred to in items 6.1 and 6.2 above have been obtained by ( and including) such date. 7. 7.1. Miscellaneous Management's Recommendation. In view of the foregoing, the management of the Companies believe that the Merger is in the interest of the Companies, and therefore recommends its implementation. Page | 33 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 7.2. Severability. Should any court declare any provision contained in this Protocol and Justification to be null and void or ineffective, such a ruling shall not affect the validity and effectiveness of the remaining provisions, which shall be fully enforced; the Companies hereby undertake to endeavor their best efforts to validly adjust such provisions so as to achieve the same effects as the provision that has been declared null and void or has become ineffective. 7.3. Entire Agreement, Annexes and Amendments. This Protocol and Justification and annex thereto constitute the entire understanding and agreement of the members of management of the Companies, as applicable, with respect to the matters governed herein. This Protocol and Justification and annex thereto may only be amended or supplemented by a written instrument signed by the management of the Companies. 7.4. Filing. Upon approval of the Merger by Embraer's shareholders and by GPX's sole quotaholder, Embraer's management shall be responsible for filing and publishing all acts relating to the Merger, pursuant to Article 227, Paragraph 3 of the Brazilian Corporations Law, and for making the necessary registrations with the relevant federal, state and municipal authorities. 7.5. Documents. This Protocol and Justification, the Appraisal Report and all other documents and information required under CVM Resolution No. 78, dated March 29, 2022, and CVM Resolution No. 81, dated March 29, 2022, will be available on the websites of CVM (https://www.gov.br/cvm/pt-br) and B3 (https://www.b3.com.br/pt_br/), as well as at Embraer's head office and on Embraer's investor relations website (https://ri.embraer.com.br/). 7.6. Costs. Any costs and expenses that may be incurred to carry out the Merger shall be borne by Embraer. 7.7. Governing Law. This Protocol and Justification shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil. 7.8. Dispute Resolution. Any disputes or conflicts arising out of or in any way related to this Protocol and Justification, including as to its existence, validity, performance, interpretation or termination, involving either of the Companies, including their successors of any kind, shall be resolved by arbitration before the B3 Market Arbitration Chamber, in accordance with its applicable rules. Page | 34 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 7.9. Irrevocability. This Protocol and Justification is irrevocable and binding, and the obligations hereby assumed by the Companies shall also bind their successors of any kind. 7.10. Novation. The failure or delay of either Company to exercise any right provided for in this Protocol and Justification shall not be deemed as a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall only be effective if specifically granted in writing. 7.11. Assignment. No rights or obligations set forth in this Protocol and Justification may be assigned without the prior express written consent of each of the Companies. 7.12. Financial Statements. In view of the exemption provided for in Article 16 of CVM Resolution No. 78, dated March 29, 2022 (“RCVM 78”), the Companies have not disclosed specific financial statements for purposes of the Merger, as set forth in Article 6 of RCVM 78. 7.13. Certificate. Pursuant to Article 234 of the Brazilian Corporations Law, the Merger certificate issued by the board of trade shall constitute a valid document for the registration and annotation, with the relevant public and private registries, of the universal succession by Embraer with respect to the properties, rights, assets, claims, powers, privileges, immunities, actions, defenses, duties, obligations, liabilities, subjections, encumbrances and responsibilities forming part of or related to the Merger. 7.14. Enforceable Instrument. This Protocol and Justification, once signed in the presence of 2 (two) witnesses, shall constitute an extrajudicial enforceable instrument under Brazilian civil procedure law (Article 784, item III, of Law No. 13,105/2015), for all legal purposes. 7.15. Specific Performance. The Companies hereby acknowledge that (i) this Protocol and Justification constitutes an extrajudicial enforceable instrument for all purposes and effects of Articles 497, 806 and 815 of Law No. 13,105/2015, and (ii) proof of receipt of notice, accompanied by the supporting documents, shall be sufficient to substantiate a motion for specific performance of the obligation. 7.16. Electronic Format. This Protocol and Justification is executed electronically, through the Docusign platform, and entire content hereto shall be deemed fully valid as of the affixing of the last signature, the integrity and authenticity of which the Companies hereby acknowledge, as guaranteed by an encryption system, in accordance with Article Page | 35 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 10, Paragraph 2, of Provisional Measure No. 2200-2/2001, as well as subsequent legislation. The signatories represent that they are the legitimate representatives of the Companies and have the authority to execute this Protocol and Justification. IN WITNESS WHEREOF, the parties execute this Protocol and Justification in a single digital counterpart, together with the 2 (two) witnesses identified below. September 10th, 2026 Page | 36 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 SIGNATURE PAGE OF THE PROTOCOL AND JUSTIFICATION FOR THE MERGER OF EMBRAER GPX LTDA. INTO EMBRAER S.A. EXECUTED ON SEPTEMBER 10, 2026 ____________________________ Thalita Alfano Sulas Grandi President Director EMBRAER S.A. _____________________________ Francisco Gomes Neto President & CEO _____________________________ Luís Carlos Marinho da Silva Executive Vice President, Operations Witnesses: 1. _______________________________ Name: Bruna Rocha CPF: 442.329.258-05 ________________________________ Daniel Vieira de Biasi Cordeiro Director without specific designation _________________________________ Felipe Santana Santiago de Lima Executive Vice President, Financial and Investor Relations ________________________________ Roberto de Deus Chaves Executive Vice President, Global Procurement & Supply Chain 2. _______________________________ Name: Josiane da Silva Nogueira CPF: 309.278.868-04 Page | 37 Cont. of the Minutes of the AGM of Embraer S.A. held on October 30, 2026 Annex 3.1 Appraisal Report Page | 38 Appraisal report on the book value of net equity determined based on the accounting records To the Members of Management and Shareholders Embraer S.A. Forvis Mazars Auditores Independentes- Sociedade Simples a firm established in the city of Campinas, at Av. Coronel Silva Teles, 1002 – Conj. 54 - 5th Floor, CEP: 13024-001, enrolled with the National Corporate Taxpayers' Register of the Ministry of Finance under No. 07.326.840/0004-30, registered with the Regional Accounting Board of the State of São Paulo under No. CRC 2SP023701/O-8, represented by its undersigned partner, Ms. Franciane Heloise Moraes Messias, accountant, holder of ID (RG) No. 33.675.270-2, enrolled with the Individual Taxpayers' Register (CPF) under No. 224.428.548-05 and with the Regional Accounting Board of the State of São Paulo under No. SP262973/O-6, resident and domiciled in Campinas - SP, with an office at the same address as the firm she represents, appointed by the management of Embraer S.A., to conduct the appraisal of the book value of net equity of Embraer GPX Ltda., as of June 30, 2026, in accordance with the accounting practices adopted in Brazil, summarized in Exhibit I, hereby presents below the results of its work. Purpose of the appraisal The purpose of the appraisal of the book value of net equity, as of June 30, 2026, of Embraer GPX Ltda., is to support the merger, by Embraer S.A., of its wholly-owned subsidiary Embraer GPX Ltda. (the “Company”). Management's responsibility for the accounting information The Company's management is responsible for maintaining the accounting books and preparing accounting information in accordance with the accounting practices adopted in Brazil, as well as for relevant internal controls as it has determined are necessary to enable the preparation of accounting information free from material misstatement, whether due to fraud or error. A summary of the significant accounting practices adopted by the Company is described in Exhibit I to the appraisal report. Scope of work and responsibility of the independent auditor Our responsibility is to express a conclusion on the book value of the net equity of the Company., as of June 30, 2026, based on work conducted in accordance with Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures to the balance sheet for purposes of issuing an appraisal report. Accordingly, we examined the Company's balance sheet in accordance with applicable accounting standards, which require compliance with ethical requirements by the accountant and that the work be planned and performed with the objective of obtaining reasonable assurance that the book value of net equity determined for purposes of preparing our appraisal report is free from material misstatement. The issuance of an appraisal report involves performing selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the accountant's judgment, including the assessment of the risks of material misstatement of net equity, whether due to fraud or error. In making those risk assessments, the accountant considers internal controls relevant to the Company's preparation of the balance sheet in order to plan procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. The work also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion Based on the work performed, we conclude that the amount of ten million, five hundred and eight-four thousand, three hundred and sixty-two reais and fifty cents (R$ 10,584,362.50) of the assets and liabilities shown below, as recorded in the balance sheet as of June 30, 2026 and registered in the accounting books, represents, in all material respects, the net equity of the Company., as of the reference date of June 30, 2026, appraised in accordance with the accounting practices adopted in Brazil. Campinas, August 27, 2026. Forvis Mazars Auditores Independentes S.S. CRC 2SP023701-O-8 Franciane Heloise Moraes Messias Accountant CRC SP262973/O-6EXHIBIT 1NET EQUITY OF EMBRAER GPX LTDA.The book value of the net equity of the Company under appraisal was determined based on the Company's accounting trial balance as of the reference date of June 30, 2026 and comprises the accounting balances as follows:Amounts expressed in reais June 30, 2026Book balance Assets Current Cash and cash equivalents 9,067,724.68 Recoverable taxes 1,502,983.7710,570,708.45 Non-current Other assets 41,385.05 41,385.05Total assets 10,612,093.50Liabilities Current Taxes payable 27,731.0027,731.00Net EquityCapital Stock 1,500.00 Retained earnings from prior years 10,409,188.91 Net income for the year 173,673.59Total net equity 10,584,362.50Total liabilities and net equity 10,612,093.50The Company., has as its business purpose: (i) the management of its own assets; (ii) representation, sale and purchase of aircraft parts, accessories and equipment, as well as fuel and lubricants, and the import and export of engines, jet engines and their respective parts, components and accessories for aircraft; (iii) provision of services related to the aeronautical industry; (iv) provision of maintenance and repair services; (v) purchase and sale of aeronautical material parts, warranty management, the provision of engineering services, technical services and assistance services for aircraft, as well as the training of technical personnel necessary for the operation of aircraft and any type of service to third parties directly or indirectly related to the corporate purpose of the Company, and in particular, aircraft maintenance.Summary of the significant accounting practices adopted by the Company PRESENTATION OF THE FINANCIAL STATEMENTS The financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, including the accounting pronouncements issued by the Accounting Pronouncements Committee (CPC), and disclose all material information relevant to the financial statements, and only such information, which are consistent with that used by management in conducting its operations. Basis of preparation The financial statements were prepared based on historical cost (except when a particular line item required a different basis) and, when applicable, were adjusted to reflect the measurement of assets and liabilities at fair value in subsequent measurement. The preparation of the financial statements requires the use of certain estimates, judgments and assumptions, which requires Management to exercise judgment in applying the Company's accounting practices. The areas involving a higher degree of judgment or complexity, or the areas in which assumptions and estimates are significant to the preparation of the financial statements, are described in the Estimates, Judgments and Assumptions section. SIGNIFICANT ACCOUNTING PRACTICES We present below the significant accounting practices adopted in the preparation of these financial statements. 1. Functional currency The Company's functional currency is the Real (“R$”), which is the currency of the primary economic environment in which it operates, based on the following indicators: • The currency that most influences the prices of goods and services. This is the currency in which the sale prices of its goods and services are denominated and settled; • The currency of the country whose competitive forces and regulations most influence the business; • The currency that most influences the costs of providing products or services, that is, the currency in which such costs are normally denominated and settled; • The currency in which funds from financing activities are usually generated and in which funds generated by operating activities are accumulated. 2. Presentation currency of the financial statements In compliance with Brazilian legislation, these financial statements are presented in reais (“R$”). All balances are expressed in reais, except when otherwise indicated. These financial statements were translated into the presentation currency using the following criteria: • Assets and liabilities at the exchange rate in effect on the balance sheet date; • Comprehensive income, the statement of cash flows and the statement of value added at the average monthly exchange rate; and • Net equity items at the exchange rate in effect on the date they arose. 3. Foreign currency transactions Foreign currency transactions are translated into the functional currency using the exchange rates in effect on the transaction dates. Monetary assets and liabilities denominated and settled in foreign currencies at the balance sheet date are translated back into the functional currency at the exchange rate in effect on the date thereof. The resulting translation adjustments are recognized in profit or loss as net monetary and foreign exchange variations. 4. Cash and cash equivalents Cash and cash equivalents comprise cash on hand, bank deposits and other highly liquid investments with original maturities of up to 90 days from the date of acquisition and subject to insignificant risk of change in value. 5. Provisions, contingent assets and liabilities, legal obligations and judicial deposits Provisions are recognized taking into account the opinion of legal counsel, the nature of the claims, similarity to prior proceedings, complexity and the position taken by the courts. Whenever a loss is assessed as probable, resulting in a probable outflow of resources to settle the obligations, and when the amounts involved can be measured with sufficient reliability, a provision is recognized. Provisions for labor claims are recognized based on the historical percentage of disbursements for each claim. The provisioned amounts reflect the Company's best estimate of the expected outflow of resources. A contingent liability is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not entirely within the entity's control; or a present obligation arising from past events that is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be measured with sufficient reliability. Legal obligations arise from tax obligations whose legality or constitutionality has been challenged, the amounts of which are recognized in full in the financial statements. Regarding environmental provisions, the Company maintains ongoing monitoring of any environmental impacts that its operations may cause. Where deviations are identified between the Company's parameters and those established by applicable legislation, corrective actions are planned and measured, and a provision is recognized taking into account all amounts necessary to achieve the desired remediation. Judicial deposits, presented as other assets, are monetarily restated. The amount recorded in provisions is considered sufficient to cover the Company's estimates of any potential losses. - Medical cost trend rate: represents the increase in the value of medical plans and is not applied on a linear basis, since companies have historically tended to take actions aimed at reducing costs, or even changing their health plan provider. - Morbidity rate (aging factor): measures the increase in the use of health plans as a result of the aging of the population. - Mortality table: the RP-2000 Generational table made available by the Society of Actuaries, which shows the mortality rate by age bracket and gender, is used. - Retirement probability: an estimate of the probability of retirement by age bracket. - Turnover rate: the T-3 Service table made available by the Society of Actuaries, which shows the average employee turnover rate by age bracket, is used. Remeasurements of the provision are recognized in other comprehensive income, net of taxes, to the extent that assumptions are updated, and in profit or loss when there is a change in the costs of the benefit plan in effect or when there are any changes to the plan's contractual terms. Both the calculation, which uses the projected unit credit method, and the assumptions related to this provision are reviewed annually by qualified independent actuaries. 6. Income tax and social contribution Income tax and social contribution expense comprises current and deferred income tax and social contribution. Current and deferred tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in net equity or in other comprehensive income. Current and deferred income tax and social contribution are calculated based on the 15% rate, plus a 10% surtax on taxable income exceeding R$240 for income tax purposes, and 9% on taxable income for social contribution on net income purposes. Deferred income tax is recognized on temporary differences between the tax and accounting bases of assets and liabilities. For purposes of recognizing deferred tax assets arising from temporary differences and tax losses, the Company assesses the expectation of generating future taxable income against which such temporary differences and accumulated tax losses could be offset. Deferred tax assets and liabilities are offset when there is a legally enforceable right and the intention to settle them on a net basis upon determination of current taxes, generally relating to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis. * * * This exhibit is an integral and inseparable part of the appraisal report on the book value of the net equity of the Company, as of the reference date of June 30, 2026, issued for the purpose of supporting the merger, by Embraer S.A., of its wholly-owned subsidiary Company. * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations